

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2024

Philip Brace
Chief Executive Officer
INSEEGO CORP.
9710 Scranton Road, Suite 200
San Diego, California 92121

      Re: INSEEGO CORP.
          Registration Statement on Form S-1
          Filed December 19, 2024
          File No. 333-283913

Dear Philip Brace:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eranga Dias at 202-551-8107 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing